SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2011

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                                 Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes            ____                                No               ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

A press release on an announcement of a share repurchase program of Camelot Information Systems Inc.

Company Contacts:
Camelot Information Systems Inc.
Mr. Gordon Lau, Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager
Tel: +86 (10) 6561 6886 x807 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Announces Share-Repurchase Program
May 26, 2011 (PR Newswire) --

BEIJING, May 26, 2011 /PRNewswire-Asia-FirstCall/ -- Camelot Information Systems Inc. ("Camelot" or the "Company") (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology ("IT") services in China, today announced that its Board of Directors has authorized a share repurchase program of up to US$20 million running through the end of 2011.  Any purchases under the repurchase program may be made on the open market, from time to time, depending on market conditions and other factors.  The repurchases will be funded from the Company's available cash balance, which was US$118.9 million as of March 31, 2011.

"External issues regarding specific China-based companies in and outside of the IT services industry have impacted the trading of stocks in our sector, and we believe these external concerns have made Camelot's stock significantly undervalued," said Mr. Simon Ma, Camelot's Chairman and CEO.  "We are delivering strong growth in revenues and net income in 2011 and remain confident about the positive outlook for our business.  Therefore, we are using a portion of our cash to launch a share-repurchase program, which we believe is a prudent step to enhance shareholder value."

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology ("IT") services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.  For more information about Camelot Information Systems Inc., please visit www.camelotchina.com.

SAFE HARBOR

This press release contains statements that may constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the size and timing of the Company's share repurchases, its ability to repurchase shares, and market conditions, including the Company's stock price. Further information regarding these and other risks is included in Camelot's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: July 5, 2011